ATLANTA
MIAMI
ORLANDO
ST. PETERSBURG
TALLAHASSEE TAMPA WEST PALM BEACH

ATTORNEYS AT LAW	4200 International Place
100 S.E. Second Street
Miami, Florida 33131-2114

Carlos A. Mas	305.530.0050
305.539.7375 direct	305.530.0055 fax
cmas@carltonfields.com	www.carltonfields.com

April 21, 2010

Securities and Exchange Commission	VIA EDGAR FILING
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Attention: Celeste M. Murphy

Re:	Rapid Link, Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed on March 18, 2010
File No. 0-22636

Dear Ms. Murphy:

This letter is being provided on behalf of Rapid Link, Incorporated (the “Company”) in response to the April 8, 2010 comment letter (the “Comment Letter”) of the staff to the Company concerning the above-referenced filing and the Company’s supplemental response dated April 6, 2010. A courtesy copy of this letter is also being provided to Jessica Plowgian, Attorney-Advisory, via facsimile.

Set forth below in bold are the staff’s comments from the Comment Letter, followed in each case by the Company’s response.

Purposes of the Amendment, page 6

1.

We note your response to comment one from our letter dated April 2, 2010. Although the parties amended the Share Exchange Agreement to provide for the issuance of 10 million shares of preferred stock instead of 520 million shares of common stock, Section 1.3 of the amended agreement reflects the parties’ understanding that the shares of preferred stock issued at the closing would be convertible into 520 million shares of common stock. We note your analysis that the transaction has been consummated, however we are unaware of any temporal limitation on the application of Note A. We believe that pursuant to Note A, the proxy statement should contain the information

Securities and Exchange Commission

April 21, 2010

required by Item 14 of Schedule 14A because, at the time of the acquisition, the company knew that additional shares of common stock would be needed to convert the preferred shares being issued to Blackbird. Please either provide us with a detailed legal analysis for your position that Item 14 disclosure is not required, including citations to Commission releases, no-action letters, etc., or revise to ensure that you provide the disclosure required by Item 14.

Response:

We appreciate the staff’s consideration of our prior response and the follow-up comment. Based on our review of the staff’s comment, we believe that we have not clearly communicated our position as it relates to why the disclosures of Item 14 of Schedule 14A are not required pursuant to Note A thereof. Accordingly, we set forth below a more detailed analysis of the basis for our position.

The share exchange transaction entered into by and between the Company and Blackbird Corporation (“Blackbird”) pursuant to the Share Exchange Agreement, as amended (the “Share Exchange Agreement”), which is described in the Company’s Current Report on Form 8-K filed on March 2, 2010, did not require approval of the Company’s shareholders under applicable corporate law. Accordingly, on February 24, 2010, the transaction was consummated and preferred shares were issued to Blackbird in accordance with the terms and provisions of the Share Exchange Agreement.

Item 14 of Schedule 14A requires certain specified disclosures to be included in a proxy or information statement if shareholder action is being taken with respect to any of the following matters: (i) a merger or consolidation; (ii) an acquisition of securities of another person; (iii) an acquisition of any other going business or the assets of a going business; (iv) a sale or other transfer of all or any substantial part of assets; or (v) a liquidation or dissolution. Further, Note A of Schedule 14 provides “where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.” Note A provides a specific example where shareholder approval of the authorization of additional securities to be used in connection with an acquisition and the shareholders will not have a separate opportunity to vote on the acquisition. In such a case, Note A requires disclosure related to the subject acquisition.

The Company’s proposal to increase its shares of authorized common stock is not being sought in connection with any transaction, including those transactions listed in Item 14 of Schedule 14A. More particularly, the proposed increase in the number of authorized shares of common stock for which the Company seeks shareholder approval is not related to the share exchange transaction. The share exchange transaction has already been consummated and all of the related consideration has already been paid. Furthermore, the Company does not have any agreement, arrangement

Securities and Exchange Commission

April 21, 2010

or understanding at this time with respect to any specific acquisition for which the authorized shares would be issued.

We note that the staff has focused on a provision in the Share Exchange Agreement which provides that the shares of preferred stock issued to Blackbird would be convertible into shares of common stock. However, the closing of the transaction was not contingent upon the Company receiving shareholder approval to increase its authorized capital stock to allow for the conversion of the preferred shares. The provision merely provides for such rights if the shares are available for conversion. The Share Exchange Agreement does not provide any party the ability to unwind the transaction or any other remedy as a result of a failure to obtain shareholder approval to increase the authorized shares of common stock. If the authorized number of shares of common stock is not increased, Blackbird would only be able to convert that number of preferred shares for that number of common shares that are available for conversion and would retain the remainder in the form of preferred shares (and retain the benefits of the preferences and rights granted to holders of preferred shares that are not available to holders of common shares). Accordingly, for the reasons described below, while we believe that the increase in the Company’s authorized capital is beneficial to the Company and its shareholders, it was not necessary for the completion of the share exchange transaction.

The primary purpose for including the preferred stock conversion right in the Share Exchange Agreement was to provide comfort to Blackbird and its shareholders that they were receiving sufficient value as a result of the transaction. The parties had negotiated a sale of Blackbird’s subsidiary, Mr. Prepaid, Inc., to the Company in exchange for 80% of the Company. At the time of the transaction, the only class of shares outstanding was the Company’s common stock. Therefore, it was necessary to clarify in the Share Exchange Agreement that the preferred shares issuable to Blackbird would be equivalent to 520 million shares of common stock, or 80% of the Company, following the transaction. The fact that the potential convertibility aspect of the preferred shares was referenced in the Share Exchange Agreement was not intended to place an obligation upon the Company to amend its certificate of incorporation to provide for the full conversion of the preferred shares as a necessary step for the completion of the transaction.

Clearly, because the preferred shares have voting and other rights (i.e., liquidation and dividend preferences) that are superior to the common shares and which may not be altered without the approval of the preferred stockholders, the Company admits that it would find it beneficial to its common shareholders for the Company to seek conversion of the preferred shares into common shares and that an increase of its authorized common stock would achieve this purpose.

However, there are a variety of other business reasons for increasing its authorized capital at this time. The Company currently has 130 million shares of common stock outstanding, approximately 18.8 million shares underlying outstanding warrants and 4 million shares of common stock reserved for issuance under its equity incentive plan.

Securities and Exchange Commission

April 21, 2010

As a result, the Company’s existing amount of authorized common stock (175,000,000 shares) is nearly exhausted. The Company needs to increase the authorized number of shares of common stock in order to permit it to use such additional shares for the other corporate purposes described in greater detail in the proxy statement. Requesting that our shareholders approve an increase in the authorized capital stock is a step the Company’s new management anticipated taking regardless of the share exchange transaction. In fact, the failure to increase its authorized capital stock would adversely affect its ability to raise additional working capital funds through equity financings, to issue shares to key personnel for compensation and retention purposes or to take other actions requiring the issuance of stock and, as a result, may be a financial hardship to the Company and its shareholders.

We also note the staff’s statement that it is not aware of any temporal limitation with respect to the application of Note A. Although we understand the concern and do not believe it applies in this situation for the reasons stated above, we would suggest that there is a “temporal” aspect to some degree. Certainly, there would be little argument that an action to increase the authorized shares of a registrant was not necessary for the completion of a transaction that was closed a significant period later. The delay itself would undermine the argument that one action was conditioned on the other (absent the right to unwind the transaction). In such a situation, the acquirer certainly would have taken on the real economic risk of the transaction prior to any increase in the authorized stock. On the other hand, the temporal aspect would be relevant if the closing and completion of a transaction was contingent upon the approval of an increase in the authorized shares. The period of time between entering into the agreement and the request for shareholder approval of an increase of the number of authorized shares would be of no moment. Regardless of the period of time involved, in that situation the transaction is conditioned on the shareholder approval of an increase in the number of authorized shares. As a result, the vote of the shareholders on a proposal to increase the number of authorized shares is, in essence, a vote on the approval of the transaction which is contingent thereon. That is precisely the point of Note A.

We are aware of situations where the subject shareholder approval regarding an increase in authorized capital had no bearing on a particular transaction which had already been consummated. In these cases, the staff noted that the transaction was completed and the Item 14 disclosure was not required. In addition, as required under Form 8-K, much of the financial information required by Item 14 of Schedule 14A will be included in an amendment to its Form 8-K providing the required financial information relating to the acquisition of Mr. Prepaid, Inc. Even if not included in the proxy statement, shareholders will receive the same disclosure being requested by the staff in its comment letter.

Based on the foregoing, we respectfully submit to the staff, that the proposal to increase the number of authorized shares of common stock is not necessary for the already completed share exchange transaction. Accordingly, the proposal being presented to the Company’s shareholders to approve an increase in the number of authorized shares of common stock does not “involve” such transaction as

Securities and Exchange Commission

April 21, 2010

contemplated by Note A to Schedule 14A and, as a result, the disclosures required by Item 14 of Schedule 14A are not applicable to the proxy statement referenced by this letter.

Other

2.	In your response letter please provide the representations requested by our letter dated April 2, 2010 (including, among other things, the company’s responsibility for the adequacy and accuracy of the disclosure in the filings), from a representative of the company.

Response:

Attached is a letter from a representative of the Company containing the statements you requested.

*                *                 *                *                 *

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (305) 539-7375.

Sincerely,

/s/ Carlos A. Mas
Carlos A. Mas

cc: Rapid Link, Incorporated

Rapid Link, Incorporated

300 71st Street, Suite 500

Miami Beach, Florida 33141

April 21, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Attention: Celeste M. Murphy

Re:	Rapid Link, Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed on March 18, 2010
File No. 0-22636

Dear Ms. Murphy:

The undersigned officer of Rapid Link, Incorporated (the “Company”) acknowledges the following on behalf of the Company as you requested in your comment letter dated April 8, 2010:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above-captioned filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the above-captioned filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RAPID LINK, INCORPORATED

By:	/s/ Charles Zwebner
Charles Zwebner
Chief Executive Officer